Exhibit 99-1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS HIGH GRADE MINERALIZATION FROM ITS Q1-Q3 2018 DRILLING PROGRAM AT THE GC MINE IN GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – December 12, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM / NYSE AMERICAN: SVM) is pleased to report results of its drilling program from January 1 to September 31, 2018 at the GC silver-lead-zinc Mine, Guangdong Province, China.

During the first nine months of 2018, the Company continued the extensive drilling program at the GC Mine, completing 132 underground diamond drill holes totaling 18,029 metres (m) with 3 underground rigs. Results of the underground drilling consistently extended not only the major mineralized vein structures along strike and downdip, but also the high-grade mineralization zones within major production vein structures.

Highlighted drill hole intersections include:

  Hole 18CK3804 intersected a 1.70m interval from 36.67m to 38.37m, for a 1.52m true width in vein V2E3, with grades of 736 g/t Ag, 0.84% Pb and 0.79% Zn at the -154m elevation;

  Hole 18CK28A07 intersected an 8.85m interval from 121.62m to 130.47m, for a 6.98m true width in vein V2-4, grading 348 g/t Ag, 2.32% Pb and 4.81% Zn at the -302m elevation, and a 1.29m interval from 177.95m to 179.24m, for a 0.92m true width in vein V2E, grading 65 g/t Ag, 5.46% Pb and 6.58% Zn at the -343m elevation;

  Hole 18CK4206 intersected a 4.11m interval from 33.60m to 37.71m, for a 3.74m true width in vein NV10, with grades of 118 g/t Ag, 0.91% Pb and 6.04% Zn at the -54m elevation; and

  Hole 18CK40A05 intersected a 0.80m interval from 26.16m to 26.96m, for a 0.77m true width in vein V19-1, grading 86 g/t Ag, 15.01% Pb and 7.22% Zn at the -57m elevation.

The underground drilling program was mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area. It also tested for new veins in previously less-explored areas. The drilling intersected high-grade mineralization at elevation level as low as -735m, and the mineralization is still open at depth (Table. 1).

Table 1: Brief summary of the drilling program (January 1 to September 31, 2018)
Major Target Veins	Target Elevation (m)	Metres Drilled (m)	Samples Collected	Holes Completed	Holes Intercepting Vein Structures	Holes Intercepting Mineralization [1, 2]
V1, V1-1, V2-2, V2-4, V2E, V2W, V5-4, V5-7, V5-8, V6, V6M, V10, V10-1, NV10, V16, V18, V19, NV28, V33	(-500)- 50	15,592	3857	132	130	116
[1]	Mineralized intersection in drill holes is defined by silver equivalent value (AgEq) greater than or equal to 100 g/t.
[2]	Formula used for AgEq calculation: AgEq = Ag g/t + 44.6 * Pb% + 43.5 * Zn%

Table 2 below lists the assay results of selected mineralized intersections in drill holes in the drilling program from January 1, 2018 to September 31, 2018.

Table 2: Selected results from the drilling program at the GC Mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein
18CK10305	118.14	118.65	-69.78	0.51	0.49	55	0.59	10.18	V19
	122.70	123.43	-70.99	0.73	0.70	32	0.10	7.98	V19-4
18CK10701	26.81	28.48	-112.74	1.67	1.56	96	3.93	3.17	V28-4
18CK10707	196.74	198.00	-297.02	1.26	1.20	53	3.47	6.45	V2W
18CK10805	54.72	55.60	39.63	0.88	0.86	293	6.81	4.73	V33
18CK11006	103.15	104.61	-3.65	1.46	0.89	42	1.71	4.31	V33
18CK11205	66.70	68.57	14.98	1.87	1.79	36	1.29	5.51	V33
18CK11301	111.37	112.17	-6.32	0.80	0.69	95	3.86	5.19	V33
18CK11305	46.34	47.44	2.93	1.10	0.87	67	0.04	8.66	V14
18CK11309	50.90	52.38	-57.10	1.48	1.14	224	4.34	4.38	V5-9
18CK11310	66.99	68.40	-76.78	1.41	0.76	136	1.76	3.31	V5-9
18CK11505	50.64	53.40	-57.11	2.76	2.10	126	0.98	5.39	V5-9
18CK11506	93.77	95.05	-87.21	1.28	0.52	128	0.09	11.63	V5-2
18CK1404	66.04	66.79	-65.45	0.75	0.67	48	1.96	6.20	V6E
18CK2004	19.89	20.91	0.04	1.02	1.00	376	0.09	5.42	V9-7
18CK26A07	137.53	138.65	-240.55	1.12	1.10	197	0.75	2.69	V6E2
18CK2801	200.17	202.25	-489.46	2.08	1.39	128	2.73	8.15	V2E
18CK28A07	121.62	130.47	-302.04	8.85	6.98	348	2.32	4.81	V2-4
	177.95	179.24	-343.45	1.29	0.92	65	5.46	6.58	V2E
	286.24	287.88	-430.47	1.64	1.49	139	0.65	6.74	V6E
18CK28A08	140.73	149.58	-262.13	8.85	8.51	265	1.12	1.51	V2E
18CK28A09	213.77	214.63	-404.13	0.86	0.69	161	0.91	10.79	V2-2
18CK3003	132.09	133.18	-168.56	1.09	0.97	60	0.10	8.44	V16
18CK3011	15.80	17.00	-207.17	1.20	1.20	175	0.68	2.81	V2-2
	78.41	79.73	-233.65	1.32	1.29	62	0.71	5.15	V6-0
18CK3014	141.23	143.09	-341.95	1.86	1.17	112	0.18	11.26	V6-0
18CK3410	0.00	1.27	-149.85	1.27	0.95	82	1.64	6.65	V2E3
18CK3804	36.67	38.37	-153.76	1.70	1.52	736	0.84	0.79	V2E3
18CK4003	97.67	98.59	-7.60	0.92	0.55	303	18.95	3.54	V7-1E
18CK4004	28.94	30.19	-54.11	1.25	1.21	54	2.52	4.63	V10-4
18CK40A05	26.16	26.96	-57.18	0.80	0.77	86	15.01	7.22	V19-1
	37.88	38.63	-65.01	0.75	0.72	42	2.09	6.11	V19-2
18CK40A06	45.61	48.20	-11.38	2.59	2.58	103	2.15	6.19	NV10
18CK40A07	47.63	49.48	-28.05	1.85	1.69	107	3.06	4.53	NV10
18CK4206	33.60	37.71	-54.04	4.11	3.74	118	0.91	6.04	NV10
18CK4207	42.85	44.50	-65.43	1.65	1.54	73	0.74	6.23	V10-4
	52.19	55.50	-70.37	3.31	3.10	71	1.28	6.96	NV10
18CK4208	23.92	24.71	-45.71	0.79	0.72	55	0.18	10.60	V10-4
18CK42A02	60.14	60.78	-65.52	0.64	0.54	23	2.53	8.24	V10-1
18CK9901	59.26	60.38	-48.73	1.12	0.96	43	3.69	2.19	V6-8

Quality Control

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archiving. The samples are individually secured in cotton sample bags and then collectively secured in rice bags for shipment to the on-site laboratory.

For analysis, the sample is dried and crushed to minus 1 mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. A duplicate sample of minus 1 mm is made and kept at the laboratory archives. Two subsamples are prepared from the pulverized sample. One is digested with two-acids for analysis of silver, lead, zinc and copper with AAS. The other is retained as pulp reject at the lab for future reference.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the lab’s QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo, Silvercorp’s Manager of Exploration and Resource, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. He is the Qualified Person on the project as defined under National Instrument 43-101 and has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.